SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

January 27, 2015

VIA EDGAR

Ms. Laura Hatch

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Medley Capital Corporation – Post-Effective Amendment No. 9 to the

Registration Statement on Form N-2 (File No. 333-187324)

Dear Ms. Hatch:

On behalf of Medley Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us on January 14, 2015, regarding the Company’s Post-Effective Amendment No. 9 to the Registration Statement on Form N-2 (File No. 333-187324) that was filed with the SEC on December 12, 2014 (the “Registration Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

Accounting Comments

1.	Comment: We refer to the 2.91% figure set forth in the line item entitled “Incentive fees payable under our Investment Management Agreement” in the “Fees and Expenses” table on page 7 of the Registration Statement, and the 3.00% figure set forth in the line item entitled “Ratio of incentive fees to average net assets” in “Note 12. Financial Highlights” to the financial statements on page F-49 of the Registration Statement. We also refer to the 10.19% figure set forth in the line item entitled “Total annual expenses” in the “Fees and Expenses” table and the 10.40% figure set forth in the line item entitled “Ratio of total expenses net of management fee waiver to average net assets” in “Note 12. “Financial Highlights” to the financial statements included in the Registration Statement.

Please confirm that the figures set forth above are correct and/or explain why such respective set of figures differ.

Ms. Laura Hatch

Division of Investment Management

Securities and Exchange Commission

January 27, 2015

Response: The Company confirms that the 2.91% and 10.19% figures set forth in the line items entitled “Incentive fees payable under our Investment Management Agreement” and “Total annual expenses,” respectively, in the table under the heading “Fees and Expenses” are correct. The 2.91% figure in the “Fees and Expenses” table is comparable to the 3.00% figure in the line item entitled “Ratio of incentive fees to average net assets” in “Note 12. Financial Highlights” to the financial statements on page F-49 of the Registration Statement in that both figures relate to the Company’s payment of incentive fees as a percentage of its average net assets. Likewise, the 10.19% figure in the “Fees and Expenses” table is comparable to the 10.40% figure in the line item entitled “Ratio of total expenses net of management fee waiver to average net assets” in “Note 12. Financial Highlights” to the financial statements in that both figures relate to the Company’s total annual expenses as a percentage of its net asset value. However, the figures sets forth in the “Fees and Expenses” table are prospective in approach, while the figures set forth in “Note 12. Financial Highlights” to the financial statements are based on actual results. Please be advised that, consistent with the Staff’s previously stated position, the Company annualized the incentive fees incurred by it for the three months ended September 30, 2014, and its total expenses for the three months ended September 30, 2014, for purposes of computing the percentages included in the “Fees and Expenses” table. The Company believes that annualizing its expenses based upon a recently completed three-month period will provide for the most accurate estimate of its expenses over the next twelve months.

2.	Comment: Please confirm that the Company has performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied to any portfolio companies that the Company controls.

Response: The Company confirms that it has undertaken the requested assessment and does not believe that additional financial statements or selected financial data are currently required to be disclosed with respect to any portfolio company that the Company may be deemed to control, within the meaning of the Investment Company Act of 1940, as amended. In addition, the Company advises the Staff on a supplemental basis that it will continue to perform the requested assessment for each of its portfolio companies on an active basis.

*         *         *

In connection with responding to the Staff’s comments on the Registration Statement, the Company acknowledges that:

•	the Company is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

Ms. Laura Hatch

Division of Investment Management

Securities and Exchange Commission

January 27, 2015

•	the Staff’s comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact Payam Siadatpour at (202) 383-0278, or the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

Cc:	Steven B. Boehm

Payam Siadatpour